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                             October 6, 2020

       Nadeem Nisar
       Chief Executive Officer
       Fortistar Sustainable Solutions Corp.
       One North Lexington Avenue
       White Plains, NY 10601

                                                        Re: Fortistar
Sustainable Solutions Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
10, 2020
                                                            CIK No. 0001822862

       Dear Mr. Nisar:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 10, 2020

       General

   1. Please revise your registration statement to clarify whether you commissioned any of the third-party data that
you cite in the prospectus. To the extent that you commissioned such data, also provide the
consent of the third-party in accordance with Rule 436 of the
                                                        Securities Act.
 Nadeem Nisar
FirstName   LastNameNadeem
Fortistar Sustainable SolutionsNisar
                                Corp.
Comapany
October     NameFortistar Sustainable Solutions Corp.
         6, 2020
October
Page  2 6, 2020 Page 2
FirstName LastName
Management
Officers, Directors, and Director Nominees, page 107

2. Please revise your disclosure to more specifically describe Messrs. Bryceland's and
         Kelly's employment from 2015 to the present. Please refer to Item 401(e) of Regulation
         S-K.
        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Alexander D. Lynch